Rhinogram, Inc

rhinogram

ANNUAL REPORT

6820 Lee Highway

Chattanooga, TN 37415

(423) 800-7644

https://www.rhinogram.com/

This Annual Report is dated April 28, 2023.

BUSINESS

The Company ("Rhinogram" or the "Company") is an all-in-one cloud-based HIPAA-compliant virtual care platform that connects patients with healthcare providers. Rhinogram gives patients the ability to compliantly SMS/MMS text their provider without having to download an app or log in to a portal. We believe Rhinogram is the category king of comprehensive collaborative patient-initiated SMS/MMS compliant texting. Patients get the convenience to communicate with their provider's office how they want, while the providers receive the compliance they need. Rhinogram's target market is all of healthcare, as 50 of the 125 healthcare specialties are using Rhinogram today. These specialties range in size from enterprise hospital systems to individual provider practice. Our sales model is a B2B SaaS model with one to three-year annual contracts.

The Company's Intellectual Property ("IP")

The Company has been assigned two utility patents granted by the USPTO in 2021. The patents cover technology used by the Company's business operations.

<u>Corporate Structure History</u>

The Company was originally formed on July 2, 2015, as a Tennessee limited liability company. The Company converted to a Delaware corporation and its certificate of incorporation became effective April 30, 2022

Previous Offerings

Previous Offerings
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Name: Voting Common Stock

Type of security sold: Equity

Final amount sold: $4,405,217.50

Number of Securities Sold: 541,054

Use of proceeds: working capital

Date: January 10, 2022

Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock

Type of security sold: Equity

Final amount sold: $6,708,750.00

Number of Securities Sold: 672,441

Use of proceeds: working capital

Date: October 08, 2017

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020.

Revenue

Revenue for fiscal year 2021 was $1,796,794, increased $450,556 above year 2020 revenue of $1,346,238. Sales continue to climb in spite of the covid era, when tradeshows were discontinued. Rhinogram had to adjust to changing market.

Cost of Goods Sold (COGS)

COGS decreased from 64% of total income in 2020 to 60% in 2021, but increased in absolute terms by $210,262 from 2020 to 2021. This improved performance was caused by an increase in sales and reduced expenses. Rhinogram believes its COGS % will continue to decrease due to infrastructure and development costs that are sunk and are sufficient for growth without needing to increase fixed costs.

Gross margins

2021 gross profit increased by $240,294 over 2020 gross profit and gross margins. This improved performance was caused by an increase in sales and reduced expenses.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. In 2021 Rhinogram dramatically cut expenses in all non-essential expenses to reduce the burn rate.

Historical results and cash flows:

Rhinogram intends to follow its current plan and position itself for future growth.

We plan on increasing our marketing and sales efforts to grow revenues,

Rhinogram's most significant expense has always been it's investment in its employees. For the most part its engineers that create products its products, integrations, automation, and developments that increase with its deliverables.

Rhinogram experiences a very low churn (below 2%) and our very high customer satisfaction rate which is above 95%

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $87,360.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: DALK

Amount Owed: $7,492,906.52

Interest Rate: 1.0%

Maturity Date: June 10, 2035

maturity is open ended

Creditor: Johnny Holden

Amount Owed: $1,798,558.90

Interest Rate: 16.0%

Maturity Date: February 17, 2035

maturity is open ended

Creditor: First Bank

Amount Owed: $4,299,162.67

Interest Rate: 6.0%

Maturity Date: May 14, 2023

Creditor: BankSouth

Amount Owed: $490,755.88

Interest Rate: 4.0%

Maturity Date: January 17, 2024

Creditor: DAR

Amount Owed: $658,675.56

Interest Rate: 8.0%

Maturity Date: January 09, 2035

Compounded quarterly - maturity is open ended

Creditor: SBA - EIDL

Amount Owed: $150000

Interest Rate: 3.75%

Maturity Date: May 20, 2030

Creditor: KBD2022

Amount Owed: $5,343,350

Interest Rate: 0.0%

Maturity Date: January 01, 2035

maturity is open endedSee attached

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Dr. Keith Dressler

Dr. Keith Dressler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chairman, CEO, and a Director

Dates of Service: July, 2015 - Present

Responsibilities: Managing all material matters of the company. Overseeing all the day to day activities, meeting with the management team weekly, meeting with product and engineering every other week, meeting with sales and operations weekly, writing a quarterly investor update, constantly looking for partnerships and relationships to drive revenues, submitting patents, personally funding the company to prevent dilution to the investor group. Has a salary of $175,000 per year. 50 hours/week is spent on Rhinogram.

Other business experience in the past three years:

Employer: Dr. Keith Dressler DDS< MSD

Title: Orthodontist

Dates of Service: March, 1986 - Present

Responsibilities: Straightening teeth. Works approximately 6 hours per week in this capacity.

Name: Wayne Clay

Wayne Clay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Secretary

Dates of Service: July, 2015 - Present

Responsibilities: Executes all board of director governance

Position: Controller/HR

Dates of Service: July, 2015 - Present

Responsibilities: Accounting/Shareholder liaison role and human resources duties. Has a salary of $150,000 per year.

Name: Stanley Dressler

Stanley Dressler's current primary role is with Retired Physician. Stanley Dressler currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 0017 - Present

Responsibilities: Advisory

Name: Austin Roberts

Austin Roberts's current primary role is with Dr. Austin Roberts. Austin Roberts currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 0017 - Present

Responsibilities: Advisory

Other business experience in the past three years:

Employer: Dr. Austin Roberts

Title: Dentist

Dates of Service: June, 2011 - Present

Responsibilities: Founder

Name: John Holden

John Holden's current primary role is with Pioneer/Mariner Finance Company. John Holden currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2017 - Present

Responsibilities: Advisory

Other business experience in the past three years:

Employer: Pioneer/Mariner Finance Company

Title: Founder/Chairman

Dates of Service: April, 1974 - Present

Responsibilities: Chairman

Name: Yan Kalika

Yan Kalika's current primary role is with Dr. Yan Kalika. Yan Kalika currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: March, 2017 - Present

Responsibilities: Advisory

Other business experience in the past three years:

Employer: Dr. Yan Kalika

Title: Orthodontist

Dates of Service: June, 1998 - Present

Responsibilities: Owner Operator

Name: Andrew Carruth

Andrew Carruth's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Finance Manager

Dates of Service: December, 2019 - Present

Responsibilities: Financial Planning and Analysis

Other business experience in the past three years:

Employer: Blue Cross Blue Shield Of Tennessee

Title: Senior Financial Analyst

Dates of Service: July, 2018 - January, 2022

Responsibilities: Strategic Planning (Budget and Forecasts)

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Voting Common Stock

Stockholder Name: DALK Enterprises, LLC (50% Dr. Keith Dressler, 50% Laura Dressler)

Amount and nature of Beneficial ownership: 1,652,569

Percent of class: 31.59

RELATED PARTY TRANSACTIONS

Name of Entity: Keith Dressler

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Has given Rhinogram a $3.5 million LOC at 0% interest with no maturity date.

Material Terms: $3.5 million LOC at 0% interest with no maturity date.

Name of Entity: DALK Enterprises, LLC

Names of 20% owners: Keith and Laura Lea Dressler

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Line of Credit

Material Terms: Approximately a little over an $8.5 million LOC at 1% with no maturity date

Name of Entity: Austin Roberts

Relationship to Company: Director

Nature / amount of interest in the transaction: Line of Credit

Material Terms: $500,000 Line of credit at 8% compounded with no maturity date

Name of Entity: Johnny W. Holden, Jr.

Relationship to Company: Director

Nature / amount of interest in the transaction: Line of Credit

Material Terms: $1 million LOC at 16% simple interest with no maturity date.

OUR SECURITIES

The company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed Preferred Stock, and Series Seed-KD Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 93,284 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 7,500,000 with a total of 4,558,145 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

The voting, dividend, and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of Series Seed Preferred Stock and Series-KD Preferred Stock.

Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

The voting, dividend, and liquidation rights of the holders of the Voting Common Stock are subject to and qualified by the rights, powers, and preferences of the holders of Series Seed Preferred Stock and Series-KD Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 672,442 with a total of 672,441 outstanding.

Voting Rights

Series Seed Preferred Stock with the Series Seed-KD Preferred Stock will vote together as a single class on an as-converted basis and not as a separate class.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

Preferential Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distributions or payments are made to holders of shares of Series Seed-KD Preferred Stock or holders of shares of Common Stock and Non-Voting Common Stock, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, an amount per share equal to the Series Seed Original Issue Price, minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed-KD Preference Amount"). If upon any such liquidation, dissolution or winding up of the distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed Original Issue Price" shall mean $11.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock.

Series Seed-KD Preferred Stock

The amount of security authorized is 250 with a total of 250 outstanding.

Voting Rights

Series Seed-KD Preferred Stock with the Series Seed Preferred Stock will vote together as a single class on an as-converted basis and not as a separate class.

Material Rights

Please refer to the Company's Certificate of Incorporation included in the Offering Memorandum for further information.

Preferential Payments to Holders of Series Seed-KD Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distributions or payments are made to holders of shares of Common Stock and Non-Voting Common Stock, but after distributions have b been made to holders of shares of Series Seed Preferred Stock in the Series Seed Preference Amount, the holders of shares of Series Seed-KD Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, the holders of shares of Series Seed-KD Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds, as applicable, an amount per share equal to the Series Seed-KD Original IssuePrice, minus any dividends declared and paid thereon (the amount payable pursuant to this sentence is hereinafter referred to as the "Series Seed-KD Preference Amount"). If upon any such liquidation, dissolution or winding up of the distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed-KD Preferred Stock the full amount to which they shall be entitled under this Subsection 2.2, the holders of shares of Series Seed-KD Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Series Seed-KD Original Issue Price" shall mean $1,000.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. Upon the payment of the Series Seed-KD Preference amount in full, the Series Seed-KD Stock shall be deemed to be automatically redeemed by the Company with no further action required by the Company.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its products and services, that customers think they are a better option than competing products or services, or that we will be able to provide the products and services at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Non-Voting Common Stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the SEC, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your ability to transfer the securities from the offering is also limited by the Company's Stockholder agreement. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the healthcare technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to additional capital in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Non-Voting Common Stock. In addition, if we need to raise more equity capital from the sale of Non-Voting Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information wAny projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing healthcare technology products and services. Our revenues are therefore dependent upon the market for healthcare technology products and services. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage with respect to certain new product features. Delays or cost overruns in the development of our new product features and failure of the new product features to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with No Voting Rights The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You trust in the management's discretion to make good business decisions that will grow your investments. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there is any cash remaining after all of the creditors of the Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you could lose everything. Even if we sell all the Non-Voting Common Stock we are offering now, the Company may need to raise more funds in the future, and if it can't raise such funds, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than before. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Rhinogram was formed on 05/01/2022 and was previously Rhinogram, LLC which was formed on 07/02/2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made.

Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Rhinogram has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a limited history with 500 plus customers. If you are investing in the Company, it's because you think that the Company's business is a good idea, that the team will be able to successfully market, and sell the product and services, that we can price them right, and with sufficient sales so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly We believe that one of the Company's most valuable assets is its intellectual properties. The Company owns several trademarks, copyrights, Internet domain names, trade secrets, and 2 patents with 3 additional patent pending applications. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such protections may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the companies that utilize our platform. Further, any significant disruption with respect to the Company's services or in its computer systems could reduce the attractiveness of the platform and result in a loss of customers and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our systems could harm our reputation and materially negatively impact our financial condition and business. We are competing again other healthcare providers. Although we are a unique company that caters to a select market, we do compete against other healthcare technology providers. Our business growth depends on the market interest in the Company over other healthcare technology providers.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 28, 2023.

Rhinogram, Inc

By /s/ *Wayne T Clay*

Name: Rhinogram, LLC

Title: Secretary

Exhibit A

FINANCIAL STATEMENTS

RHINOGRAM INC
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
10000 Checking		57,720.26
10100 Money Market		1,055.98
11000 First Bank Account		27,197.82
Total Bank Accounts	$	**85,974.06**
Accounts Receivable		
12000 Accounts Receivable		0.00
Total Accounts Receivable	$	**0.00**
Total Current Assets	$	**85,974.06**
Fixed Assets		
17000 Furniture & Fixtures		27,999.55
17200 Booth		148,122.67
17300 Computer Equipment		72,907.52
17400 Equipment Video Production		8,250.00
17999 Accumulated Depreciation		-202,493.74
Website/Brand Design		43,580.72
Total Fixed Assets	$	**98,366.72**
Other Assets		
19000 Intangible Assets		
19100 Software Development Cost		6,357,116.81
19200 Start up Cost		34,596.84
19300 Organizational Cost		4,102.50
19350 Loan Costs		59,961.70
19400 Patent Legal Fees		13,642.50
19999 Accumulated Amortization		-4,419,571.03
Total 19000 Intangible Assets	$	**2,049,849.32**
19900 Security Deposits		2,189.79
Total Other Assets	$	**2,052,039.11**
TOTAL ASSETS	$	**2,236,379.89**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable		158,462.51
Total Accounts Payable	$	**158,462.51**
Other Current Liabilities		
26010 SBA PPP Loan		0.00
26011 SBA EIDL		150,000.00
26111 Capital Bank LOC -		490,755.88
26112 J LOC		950,000.00
Interest Accrual J LOC		848,558.90
Total 26112 J LOC	$	**2,439,314.78**

26113 KBD Short Term		0.00
26115 First Bank Line of Credit		4,299,162.67
26116 Suntrust Line of Credit		0.00
26117 Dr Keith Dressler 2022 Loan		5,343,350.00
Total Other Current Liabilities	$	**12,081,827.45**
Total Current Liabilities	$	**12,240,289.96**
Long-Term Liabilities		
26098 DAR Note		500,000.00
260980 Interest Accrued DAR		158,675.56
Total 26098 DAR Note	$	**658,675.56**
26099 OGB Note		800,000.00
260990 Interest Accrued OBL		272,334.38
Total 26099 OGB Note	$	**1,072,334.38**
DALK Note Payable		7,492,906.52
Total Long-Term Liabilities	$	**9,223,916.46**
Total Liabilities	$	**21,464,206.42**
Equity		
32000 Retained Earnings		-25,959,205.97
Partners' Capital		11,948,095.03
Net Income		-5,216,715.59
Total Equity	-$	**19,227,826.53**
TOTAL LIABILITIES AND EQUITY	$	**2,236,379.89**

RHINOGRAM INC
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
10000 Checking		34,578.64
10100 Money Market		26,066.50
11000 First Bank Account		25,440.43
Total Bank Accounts	$	**86,085.57**
Accounts Receivable		
12000 Accounts Receivable		0.00
Total Accounts Receivable	$	**0.00**
Total Current Assets	$	**86,085.57**
Fixed Assets		
17000 Furniture & Fixtures		27,999.55
17200 Booth		148,122.67
17300 Computer Equipment		72,907.52
17400 Equipment Video Production		8,250.00
17999 Accumulated Depreciation		-182,470.62
Website/Brand Design		43,580.72
Total Fixed Assets	$	**118,389.84**
Other Assets		
19000 Intangible Assets		
19100 Software Development Cost		6,357,116.81
19200 Start up Cost		34,596.84
19300 Organizational Cost		4,102.50
19350 Loan Costs		59,961.70
19400 Patent Legal Fees		13,642.50
19999 Accumulated Amortization		-3,563,807.64
Total 19000 Intangible Assets	$	**2,905,612.71**
19900 Security Deposits		2,189.79
Total Other Assets	$	**2,907,802.50**
TOTAL ASSETS	$	**3,112,277.91**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable		31,402.65
Total Accounts Payable	$	**31,402.65**
Other Current Liabilities		
26010 SBA PPP Loan		560,320.00
26011 SBA EIDL		149,169.33
26111 Capital Bank LOC -		490,755.88
26112 J LOC		950,000.00
26113 KBD Short Term		0.00

26115 First Bank Line of Credit		4,749,162.67
26116 Suntrust Line of Credit		7,500,000.00
26117 Dr Keith Dressler 2022 Loan		200,000.00
Total Other Current Liabilities	$	**14,599,407.88**
Total Current Liabilities	$	**14,630,810.53**
Long-Term Liabilities		
26098 DAR Note		2,108,274.00
260980 Interest Accrued DAR		70,821.63
Total 26098 DAR Note	$	**2,179,095.63**
Total Long-Term Liabilities	$	**2,179,095.63**
Total Liabilities	$	**16,809,906.16**
Equity		
32000 Retained Earnings		-19,801,988.36
Partners' Capital		11,720,444.83
Net Income		-5,616,084.72
Total Equity	-$	**13,697,628.25**
TOTAL LIABILITIES AND EQUITY	$	**3,112,277.91**

RHINOGRAM INC
Profit and Loss
January - December 2022

	Total
Income	
42000 Sales of Product Income	1,846,625.37
42001 3rd Party Sales of Product Income	496,487.24
42002 3rd Party income -Breeze- Ring Central -RhinoPay - Payroc	4,598.01
Total Income	$ 2,347,710.62
Cost of Goods Sold	
52010 Cloud Hosting Services	363,771.73
52020 3rd Party Applications	24,048.94
52030 3rd Party Line Messaging	535,538.37
52040 Merchant Processor Service	6,856.21
52050 Merchant Transaction Fees	75,496.26
52061 Internal Commissions	36,998.25
52063 Partnership Royalties	59,985.89
56000 Cost of Goods Sold	65,586.00
Total Cost of Goods Sold	$ 1,168,281.65
Gross Profit	$ 1,179,428.97
Expenses	
Marketing	
61010 Salaries Marketing	99,064.49
61050 Contract Services - Marketing	142,958.41
61090 Digital Media	104,887.05
61095 Memberships/Subscriptions Research	28,814.00
61220 Tradeshows	255,235.56
61255 General Promotional items	27,882.89
64125 Software - Marketing	37,621.08
64140 Hardware for Sales	717.76
64141 Software - Sales	19,662.95
65200 Salaries Sales	386,170.18
67080 Sales Travel meals	838.12
67085 Sales Travel Airfare / Car rental	1,231.18
67090 Sales Travel lodging	1,446.25
Total Marketing	$ 1,106,529.92
Operating Expense General & Administrative	
60000 Accounting Srvc Expense	11,255.00
60400 Bank Charges	13,069.22
61500 Commissions & fees	332,782.83
62300 Dues & Subscriptions	1,311.02
63010 Employee Gifts / Flowers	31,173.85
63011 Client Gifts	2,203.75
63100 Administration Salaries	56,672.15
63510 Salaries Product Management	303,724.78
63550 Hardware	41,489.70
63560 Software - Design	3,525.97

64000 Engineering Department		6,500.00
64010 Salaries Engineering		767,036.10
64020 Engineering Outsource		71,895.00
64050 Hardware -Engineering		339.67
64060 Software - Engineering		15,702.90
64135 Software - CSR/CRM		89,142.11
64300 Insurance Benefits		267,517.34
64600 Insurance - Business		43,672.35
65500 Legal & Professional Fees General		156,188.98
65600 CSR Salaries		186,113.87
66299 Office Miscellaneous Expenses		4,670.63
66700 Payroll Srvc Expenses		73,026.03
66960 Payroll Taxes		835,475.51
66965 Payroll Expenses		11,263.87
66980 Taxes		9,177.39
67000 Travel Expense		11,981.76
67200 Productivity Tools		6,648.60
67210 System Software		29,650.57
67230 Education G&A		5,086.08
67230 Recruiting		53,581.37
67500 Rent Chattanooga TN		6,600.00
67511 Rent/Lease C1 Expenses Chattanooga		2,552.17
67700 Repair & Maintenance		122.36
67700 Business Consulting		40,387.50
68099 Shipping, Freight & Delivery		6,408.66
69099 Telephone		8,753.95
70100 Utilities		815.88
64115 Software - Administration		8,291.63
69900 Uncategorized Expense		8,271.96
80001 Product Research		153,326.33
80001 Depreciation		20,023.12
80005 Amortization		855,763.39
Total Operating Expense General & Administrative	$	**4,553,195.35**
Total Expenses	$	**5,659,725.27**
Net Operating Income	-$	**4,480,296.30**
Other Income		
49100 Interest Earned		4.48
64900 Interest Expense		-736,423.77
Total Other Income	-$	**736,419.29**
Net Income	-$	**5,216,715.59**

RHINOGRAM INC
Profit and Loss
January - December 2021

	Total
Income	
42000 Sales of Product Income	1,473,432.16
42001 3rd Party Sales of Product Income	319,850.82
42002 3rd Party income -Breeze- Ring Central -RhinoPay - Payroc	3,511.20
Total Income	$ 1,796,794.18
Cost of Goods Sold	
52010 Cloud Hosting Services	352,809.63
52020 3rd Party Applications	17,206.58
52030 3rd Party Line Messaging	468,471.41
52040 Merchant Processor Service	1,655.44
52050 Merchant Transaction Fees	72,606.15
52061 Internal Commissions	58,613.16
52063 Partnership Royalties	50,317.87
56000 Cost of Goods Sold	50,664.00
Total Cost of Goods Sold	$ 1,072,344.24
Gross Profit	$ 724,449.94
Expenses	
Marketing	
60100 Advertising	3,349.99
61010 Salaries Marketing	126,580.02
61050 Contract Services - Marketing	158,498.03
61090 Digital Media	90,387.46
61095 Memberships/Subscriptions Research	28,002.00
61220 Tradeshows	161,419.90
61255 General Promotional items	2,576.45
64120 Hardware - Marketing	807.54
64125 Software - Marketing	25,891.08
64140 Hardware for Sales	4,879.46
64141 Software - Sales	16,131.50
65200 Salaries Sales	334,614.01
67080 Sales Travel meals	47.78
67085 Sales Travel Airfare / Car rental	819.87
67090 Sales Travel lodging	700.52
Total Marketing	$ 954,705.61
Operating Expense General & Administrative	
60000 Accounting Srvc Expense	7,995.00
60400 Bank Charges	20,654.61
61500 Commissions & fees	7,633.16
62300 Dues & Subscriptions	150,600.00
63000 Guaranteed Payments	558,949.23
63010 Employee Gifts / Flowers	5,658.90
63011 Client Gifts	5,862.42
63100 Administration Salaries	40,997.64

63510 Salaries Product Management		165,795.31
63550 Hardware		26,429.81
63560 Software - Design		1,595.50
64000 Engineering Department		4,500.00
64010 Salaries Engineering		784,660.14
64020 Engineering Outsource		142,276.00
64030 Engineering Consulting		327.75
64050 Hardware -Engineering		11,655.64
64060 Software - Engineering		18,024.16
64130 Hardware - CSR/CRM		2,912.16
64135 Software - CSR/CRM		76,267.44
64300 Insurance Benefits		221,770.43
64600 Insurance - Business		63,414.21
65500 Legal & Professional Fees General		13,073.42
65525 Legal Patent matters		86,147.50
65600 CSR Salaries		205,997.34
66299 Office Miscellaneous Expenses		342.09
66300 Chatt Office Expenses		1,668.87
66510 HIPAA expenses		1,592.42
68300 Stationery & Printing		1,677.30
66700 Payroll Srvc Expenses		2,130.41
66960 Payroll Taxes		754,471.03
66965 Payroll Expenses		5,674.13
66980 Taxes		2,189.00
67000 Travel Expense		5,929.97
67200 Productivity Tools		6,648.60
67210 System Software		48,769.89
67230 Recruiting		157,637.86
67500 Rent Chattanooga TN		2,800.00
67511 Rent/Lease C1 Expenses Chattanooga		3,101.75
67600 Rent Charleston SC		21,719.15
67700 Repair & Maintenance		503.90
68099 Shipping, Freight & Delivery		3,275.51
68900 Taxes & Licenses		8,707.53
69099 Telephone		11,141.45
70100 Utilities		717.36
64100 Equipment Expense		5,005.72
64105 Hosting - System		209.98
64110 Hardware - Administration		3,786.41
64115 Software - Administration		7,855.56
69900 Uncategorized Expense		405.33
80001 Depreciation		34,856.64
80005 Amortization		1,294,900.03
Total Operating Expense General & Administrative	$	**5,010,915.66**
Total Expenses	$	**5,965,621.27**
Net Operating Income	-$	**5,241,171.33**
Other Income		
49100 Interest Earned		61.79

64900 Interest Expense		-375,571.81
Total Other Income	**-$**	**375,510.02**
Other Expenses		
70500 Miscellaneous		-3,096.63
80010 Charitable Contributions		2,500.00
Total Other Expenses	**-$**	**596.63**
Net Other Income	**-$**	**374,913.39**
Net Income	**-$**	**5,616,084.72**

RHINOGRAM INC
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	-5,216,715.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	
17999 Accumulated Depreciation	20,023.12
19999 Intangible Assets:Accumulated Amortization	855,763.39
20000 Accounts Payable	29,938.86
23700 Payroll Liabilities:TN SUTA (deleted)	-974.76
24000 Payroll Liabilities	-99,076.86
24005 Payroll Liabilities:after tax ROTH	7,515.93
24006 Payroll Liabilities:Pre Tax IRA	83,769.84
24011 Payroll Liabilities:Shannon Hastings 401K Pre-Tax Payments (deleted)	3,999.15
24101 Payroll Liabilities:UnitedHealthCare RV (deleted)	-1,019.33
24800 Payroll Liabilities:TN Quarterly Taxes (SUTA) (deleted)	-836.67
24998 TASC Liability Child Care FSA (deleted)	-454.54
24999 TASC Liability FSA (deleted)	454.54
25001 Payroll Liabilities:Oregon Child Support Program (deleted)	74.00
26011 SBA EIDL	831.00
26113 Interest Accrual J LOC	152,000.00
26115 First Bank Line of Credit	-450,000.00
26116 Suntrust Line of Credit	-7,500,000.00
26117 Dr Keith Dressler 2022 Loan	5,143,350.00
Accounts Payable - Tax	-1,152.00
AP Adjustment (deleted)	98,137.15
Payroll Liabilities:NC Income Tax (deleted)	845.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-$ 1,656,812.18
Net cash provided by operating activities	-$ 6,873,527.77
INVESTING ACTIVITIES	
17200 Booth	0.00
Net cash provided by investing activities	$ 0.00
FINANCING ACTIVITIES	
260980 DAR Note:Interest Accrued DAR	61,798.85
26099 DALKOGB Note	-800,000.00
260990 DALKOGB Note:Interest Accrued DALKOGB	-108,939.31
DALK Note Payable	7,492,906.52
316290 Gary Sturm Equity:Gary Sturm Capital	100,000.00
31630 Start Engine	127,650.20
Net cash provided by financing activities	$ 6,873,416.26
Net cash increase for period	-$ 111.51
Cash at beginning of period	86,085.57
Cash at end of period	$ 85,974.06

RHINOGRAM INC
Statement of Cash Flows
January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-5,616,084.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
17999 Accumulated Depreciation	34,856.64
19999 Intangible Assets: Accumulated Amortization	1,294,900.02
20000 Accounts Payable	-33,410.30
24000 Payroll Liabilities	-7,723.00
26011 SBA EIDL	-730.67
26113 KBD Short Term (deleted)	-105,000.00
26115 First Bank Line of Credit	-250,000.00
26116 Suntrust Line of Credit	4,107,000.00
26117 Dr Keith Dressler 2022 Loan	200,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$ 5,239,892.69
Net cash provided by operating activities	-$ 376,192.03
INVESTING ACTIVITIES	
17200 Booth	5,703.84
Net cash provided by investing activities	$ 5,703.84
FINANCING ACTIVITIES	
Interest Accrual J LOC	152,000.00
260980 DAR Note: Interest Accrued DAR	40,000.00
260990 OGB Note: Interest Accrued OBL	150,882.94
Partners' Capital	420,001.49
32000 Retained Earnings	-443,194.99
Net cash provided by financing activities	$ 319,689.44
Net cash increase for period	-$ 50,798.75
Cash at beginning of period	136,884.32
Cash at end of period	$ 86,085.57

Statement in Changes of Equity

	Common stock		Additional	Accumulated	Total
	Shares	Amount	Paid-in Capital	Deficit	Stockholders'
Inception (pre 2019)	4,513,986	$ 5,681,088	$ -	$ (3,273,261)	$ (1,989,155.78)
Shares issued for cash	259,644	2,945,000	(42,000)	-	2,903,000
Shares issued for services	25,000	-	-	93,280	-
Net income (loss)	-	-	-	(4,952,773)	(4,952,773)
December 31, 2019	4,798,630	$ 8,626,088	$ (42,000)	$ (8,132,754)	$ (4,038,929)
Shares issued for cash	254,900	1,840,230	-	-	1,840,230
Shares issued for services	-	-	-	122,695	93,280
Net income (loss)	-	-	-	(7,059,952)	(7,059,952)
December 31, 2020	5,053,530	$ 10,466,317	$ (42,000)	$ (15,070,011)	$ (9,165,371)
Shares issued for cash	70,000	420,000	-	-	420,000
Shares issued for services	-	-	-	-	122,695
Net income (loss)	-	-	-	(5,616,085)	(5,616,085)
December 31, 2021	5,123,530	$ 10,886,317	$ (42,000)	$ (20,686,096)	$ (14,238,761)
Shares issued for cash	31,265	227,650	-	-	227,650
Shares issued for services	77,459	-	-	-	-
Net income (loss)	-	-	-	(5,216,716)	(5,216,716)
December 31, 2022	5,232,254	$ 11,113,968	$ (42,000)	$ (25,902,811)	$ (19,227,827)

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

= adjustments

NOTE 1 – NATURE OF OPERATIONS

Rhinogram, LLC was formed on 7/02/2015 ("Inception") in the State of TN and transitioned into Rhinogram, INC on 5/02/2022,The financial statements of Rhinogram, LLC and Rhinogram, INC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chattanooga TN.

Rhinogram, INC is a telehealth platform, a HIPAA compliant patient communication specialty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or

adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and TN state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
FB LOC – 4,299,162.67
J LOC – 1,798,558.90
Capital Bank – 490,755.88
EIDL – 150,000.00
DKBD - $5,343,350.00
DAR note – 658,675.56
OGB note – 1,072,334.38
DALK note – 7,492,906.52

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10 million shares of our common stock with par value of $11.47. As of 12-31-2022 the company has currently issued 5,246,851.7677 shares of our common stock.

Preferred Stock
We have authorized the issuance of 700,000 shares of our preferred stock. As of 12-31-2022 the company has currently issued 0 shares of our preferred stock.

I, Dr. Keith B. Dressler, the CEO of Rhinogram Inc, hereby certify that the financial statements of Rhinogram Inc and notes thereto for the periods ending 2021 (first Fiscal Year End of Review) and 2022(second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $-4,051,775.00; taxable income of $-4,764,520.00 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/01/2023.

_____ (Signature)

_____CEO_____ (Title)

____4/01/2023_____ (Date)

CERTIFICATION

I, Wayne T Clay, Principal Executive Officer of Rhinogram, Inc , hereby certify that the financial statements of Rhinogram, Inc included in this Report are true and complete in all material respects.

Wayne T Clay

Secretary